SECURITIES AND EXCHANGE COMMISSION

[Release No. 34-99892]

ORDER CANCELLING REGISTRATION OF CERTAIN MUNICIPAL SECURITIES
DEALERS PURSUANT TO SECTION 15B(c)(3) OF THE SECURITIES EXCHANGE ACT OF
1934

April 4, 2024

        On March 11, 2024, notice was published in the Federal Register (
notice   ) that the

Securities and Exchange Commission (   Commission   ) intended to issue an
order or orders,

pursuant to Section 15B(c)(3) of the Securities Exchange Act of 1934 (   Act
), cancelling the

registrations of the municipal securities dealers (hereinafter referred to as
 registrants   ) whose

names appear in the attached Appendix.

        Section 15B(c)(3) of the Act provides, in pertinent part, that if the Commission finds that any municipal securities dealer registered under Section 15B is no longer in existence or has ceased to do business as a municipal securities dealer, the Commission, by order, shall cancel the registration of such municipal securities dealer. In the notice, the Commission identified registrants whom it believed were no longer in existence or had ceased to do business as a municipal securities dealer. The notice also stated that at any time after April 1, 2024, the

Commission could issue an order canceling the registrations of any or all of the identified registrants, unless an order or orders for a hearing on the cancellation was issued upon request or

upon the Commission   s own motion. The Commission received no responses to the
notice.

        Accordingly, the Commission is cancelling the registrations of the registrants listed in the attached Appendix.
        IT IS THEREFORE ORDERED, pursuant to Section 15B(c)(3) of the Act, that the registration of each of the registrants listed in the attached Appendix be, and hereby, is cancelled.

FOR FURTHER INFORMATION CONTACT: Wade Gallagher, Branch Chief, Registrations

Branch, Division of Examinations, 100 F Street NE, Washington, DC 20549, at

EXAMSRegistrationsInquiries@sec.gov or at (202) 551-7250.

       For the Commission, by the Division of Examinations, pursuant to delegated authority. 1



Sherry R. Haywood,

Assistant Secretary.




1
       17 CFR 200.30-18(j)(3)(i).


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 APPENDIX

Registrant Name                                                   SEC ID No.

Alabama Conditional Bank                                          086-01333

Capitol City Bank & Trust Co.                                     086-01340

City National Bank of New Jersey, Municipal Securities Division 086-01349 (a.k.a. City Bank of New Jersey, Municipal Securities Division)
Commonwealth National Bank d/b/a Commonwealth Capital             086-01344
Resource Group
First Partners Bank Investment Division                           086-01341

Liberty Capital Markets                                           086-01347

Sterling Investments, a division of Sterling Bank                 086-01321
SunTrust Bank, Municipal Securities Division                      086-01346




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